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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-71173

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/21/2024 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: IWPF SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):

X Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

429 LENOX AVENUE, SUITE 416
(No. and Street)

MIAMI BEACH	FL	33139
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

KEN GEORGE	603-380-5435	ken.george@comcast.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing

HACKER, JOHNSON & SMITH PA
(Name – if individual, state last, first, and middle name)

500 WEST CYPRESS CREEK ROAD, SUITE 450, FORT LAUDERDALE, FL 33309
(Address) (City) (State) (Zip Code)

9/29/2003	#400
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

**OATH OR AFFIRMATION**

I, _____ROBERT BRITO_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of IWPF SECURITIES LLC _____, as of DECEMBER 31 , 2025_____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Robert M Brito_____

Title:
CEO _____

This filing** contains (check all applicable boxes):

x (a) Statement of financial condition.

☐ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

x (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

x (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

x (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

IWPF SECURITIES LLC

Statement of Financial Condition

December 31, 2025

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Members
of IWPF Securities, LLC
Miami Beach, Florida

Opinion on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of IWPF Securities, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
We have served as IWPF Securities, LLC's auditor since 2025.
Fort Lauderdale, Florida
February 18, 2026

IWPF Securities LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash	$	310,882
Prepaid expense		374
Security deposit		2,780
Total assets		314,036

Liabilities and Members' Equity

Liabilities:

Accounts payable	4,000
Due to related parties	5,072
Total liabilities	9,072
Commitments and contingencies (Note 7)	

Members' Equity		304,964
Total liabilities and members' equity	$	314,036

The Notes to Financial Statements are an integral part of this statement.

1. **Nature of Operations**
    IWPF Securities, LLC (the "Company") was formed on September 8, 2023 in the State of Florida, and operates as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in private placements of securities and mergers and acquisitions ("M&A") advisory services.

2. **Summary of Significant Accounting Policies**

    Use of Estimates
    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

    Income Taxes
    As a limited liability company, the Company's assets, liabilities, income and expenses are treated as if members directly owned these amounts for federal and state income tax purposes and, accordingly, the Company will generally not be subject to income taxes. All items of income and expense are proportionally allocated among the members. Therefore, the Company's results of operations are presented without a provision for income taxes.

    Cash and Cash Equivalents
    For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months. The Company maintains cash balances at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. From time to time, these balances may exceed the federally insured limits. However, these balances are maintained with a high-quality financial institution which management believes limits the risk. There was $60,654 in excess of insured limits at December 31, 2025.

    Credit Losses
    The Company follows Accounting Standards Codification ("ASC") Topic 326, Financial Instruments-Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances. The Company had no accounts receivable as of December 31, 2025.

    Fair Value
    Cash, receivables (if any), accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

3. **Segment Reporting**
    The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking merger and acquisition advisory fees and private placement fees. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest income or make capital distributions. The Company's operations

3.   **Segment Reporting (continued)**
constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies

4.   **Net Capital Requirements**
As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital for Broker-Dealers Rule ("Rule 15c3-1"). Rule 15c3-1 requires the maintenance of minimum net capital, as defined, the greater of $5,000 or 6-2/3% of aggregate indebtedness, and requires that the aggregate indebtedness, as defined, shall not exceed 15 times net capital. At December 31, 2025, the Company had net capital of $301,810 which exceeded the required net capital of $5,000 by $296,810. At December 31, 2025, the Company's aggregate indebtedness to net capital ratio was 0.03 to 1.

5.   **Regulation**
The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as FINRA, which has been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

6.   **Related Party Transactions**
Member's of the Company made payments on behalf of the Company for various operating expenses during the period. At December 31, 2025, $5,072 was owed to the members of the company which is reflected in the Statement of Financial Condition.

7.   **Commitments and Contingencies**
The Company had no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2025 or during the period then ended.

8.   **Subsequent Events**
The Company has performed an evaluation of events that have occurred subsequent to December 31, 2025 and through the date the financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure or recognition in the financial statements as of December 31, 2025.